                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                FORM 10-SB/A-1


             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        VERSAILLES CAPITAL CORPORATION
                        ------------------------------
             (Exact Name of Small Business Issuer in its Charter)


          Colorado                                     84-1044910
--------------------------------            -------------------------------
(State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                  Identification No.)


         370 17th Street, Suite 2350, Denver, Colorado           80203
         -------------------------------------------------------------
         (Address of Principal Offices)                     (Zip Code)


Registrant's telephone number, including area code:     (303) 595-3300



Securities to be registered under Section 12(b) of the Act:


     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered

           NONE                                      NONE


Securities registered pursuant to Section 12(g) of the Act:


                         Common Stock, $.05 par value
                               (Title of Class)

                          FORWARD-LOOKING STATEMENTS
                          --------------------------

     Certain statements contained in this Registration Statement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, competitive pressures, changing economic conditions and other factors, some of which will be outside of the control of the Company.


                                    PART I
                                    ------

ITEM 1.   DESCRIPTION OF BUSINESS
          -----------------------

          HISTORY AND BACKGROUND
          ----------------------

          Versailles Capital Corporation ("Versailles" or the "Company"), was incorporated in the State of Colorado in December, 1986 under the name "Man O'War, Inc." Pursuant to a Registration Statement filed and declared effective by the Securities and Exchange Commission in 1987, the Company completed an initial blank check public offering of 30,000,000 Units, each Unit consisting of two (2) shares of $.0001 par value Common Stock and one (1) Class A Warrant at a price of $.02 per Unit.

          Effective October 4, 1988, the Company completed the acquisition of one hundred percent (100%) of the outstanding common stock of Reduction Technologies, Inc., a Texas corporation ("RTI"), in exchange for 369,000,000 shares of its $.0001 par value common stock. This transaction resulted in a change of control of the Company. In 1991, RTI sold all of its assets to a third party for cash and utilized the cash to retire all of its liabilities. In 1993 RTI was dissolved and ceased to exist. Since 1991, the Company has not engaged in any business operations or activities. In 1989, the Company ceased to be a reporting company under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") due to its inability to audit the financial statements of RTI. While the Company's Common Stock traded for a brief period of time on the over-the-counter market and were quoted in the "Pink Sheets" published by the National Quotations Bureau, Inc., no public trading market for the Company's Common Stock has existed since 1989.

          On November 5, 1996, pursuant to action of its Board of Directors and the approval of its shareholders, the Company (i) changed its name to "Versailles Capital Corporation" and (ii) effected a one-for-five hundred (1-for-500) reverse split of its Common Stock, changing its par value to $.05 per share. The Company has no business operations or activities other than its efforts to locate and consummate a merger or acquisition. As a result, it would be deemed a "blank check" company within the meaning of the Penny Stock Reform Act of 1990.

          The Company is filing this Form 10-SB on a voluntary basis in order to enhance its ability to attract merger or acquisition candidates. Management of the Company believes that having a class of securities registered under Section 12(g) of the Exchange Act and being a reporting company under Section 13 of the Exchange Act may increase the value of the Company to potential target entities.


          BUSINESS OF REGISTRANT
          ----------------------

          PLAN OF OPERATION

          Management believes the Company can offer owners of potential merger or acquisition candidates the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The target company will, however, incur significant post-merger or acquisition registration costs in the event target company shareholders wish to offer a portion of their shares for subsequent sale. Further, while target company shareholders will receive "restricted securities" in any merger or acquisition transaction, those restricted securities will represent, if a trading market develops for the Company's Common Stock, ownership in a "publicly-traded" as opposed to a "privately-held" company. Management also believes target company shareholders may benefit in obtaining a greater ownership percentage in the Company remaining after a merger or acquisition than may be the case in the event a target company offered its shares directly for sale to the public. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for target company shareholders.

          To date, none of the Company's officers, directors or affiliates have had any substantive contact or discussions with and there are no present plans, proposals or arrangements with any owners of any business or company regarding the possibility of an acquisition or merger transaction.

          The Company expects to concentrate primarily on the identification and evaluation of prospective merger or acquisition "target" entities including private companies, partnerships or sole proprietorships. The Company does not intend to act as a general or limited partner in connection with partnerships it may merge with or acquire. Management has not identified any particular area of interest within which the Company will concentrate its efforts.

          Management contemplates that the Company will seek to merge with or acquire a target company with either assets or earnings, or both, and that preliminary evaluations undertaken by the Company will assist in identifying possible target companies. The Company has not established a specific level of earnings or assets below which the Company would not consider a merger or acquisition with a target company. Moreover, management may identify a target company which is generating losses which it will seek to acquire or merge with the Company. The merger with or acquisition of a target company which is generating losses or which has negative shareholders' equity may have a material adverse affect on the price of the Company's Common Stock.

          It should be noted, however, that the Company's independent accountant's audit report for the fiscal year ended March 31, 1997 contains a qualification and explanatory language that due to the Company's recurring losses from operations and net capital deficiency, substantial doubts exist about its ability to continue as a going concern.


          PLAN OF ACQUISITION

          The Company intends to follow a systematic approach to identify its most suitable acquisition candidates. In the past, the Company's officers and directors have not used consultants in an effort to identify potential target companies, although it is possible that such consultants may be used in the future. To date, there have been no discussions with and there exist no agreements or understandings with any particular consultant to provide such services for the Company. If a finder or consultant is engaged, of which there can be no assurance, the Company will make an effort to limit the scope and duration of the services to be performed by such consultant so as to minimize any costs associated with such services. Further, the Company will take steps to insure that the consultant does not have any adverse regulatory or legal history and comes to the Company with favorable references from reputable business.

          As a reporting Company under Section 13 of the Exchange Act, the Company will be required to prepare and file an annual report on Form 10-KSB containing audited financial statements certified by an independent public accountant. In addition, the Company will be required to file Quarterly Reports on 10-QSB for the first, second and third interim periods which include unaudited financial statements for the quarter and year to date. In addition, to the Quarterly and Annual Reports, extraordinary events outside of the ordinary course of business must be reported on Form 8-K, such as a change of control, a material acquisition or disposition of assets, changes in accountants and the like. Under certain circumstances, an acquisition of significant assets or a significant subsidiary will require the preparation of additional audited financial statements for the acquired business as well as pro forma financial information. Officers, directors and ten-percent shareholders of the Company will also be subject to the beneficial ownership reporting requirements and short-swing trading restrictions contained in
Section 16 of the Exchange Act. All of the foregoing reporting requirements, and the associated costs of complying with such requirements, could limit the pool of potential acquisition or merger candidates.

          While the Company will make every effort to fully comply with its reporting obligations under the Exchange Act, should such obligations be suspended for any reason in the future, the Company would intend to continue to voluntarily file periodic reports if a public trading market for its securities develops in the future, of which there can be no assurance.

          None of the Company's officers, directors, promoters or their respective affiliates or associates have had any preliminary contact or discussions with and there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or entity regarding the possibility of an acquisition or merger transaction.

          First, management intends to concentrate on identifying any number of preliminary prospects which may be brought to the attention of management through present associations, personal contacts of the Company's affiliates, or by virtue of very limited advertising campaigns the Company may conduct.
As is customary in the industry, the Company may pay a fee to a non-affiliate for locating a merger or acquisition candidate. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with industry standards. After preliminary candidates are identified, management will then apply certain of its broad criteria to the prospects. Essentially, this will entail a determination by management as to whether or not the prospects are in an industry which appears promising and whether or not the prospects themselves have potential within their own industries. During this initial screening process, management will ask and receive answers to questions framed to provide appropriate threshold information, depending upon the nature of the prospects' businesses. Such evaluation is not expected to be an in-depth analysis of the target company's operations although it will encompass a look at most, if not all, of the same areas to be examined once one or more target companies are selected for an in-depth review. For example, at this stage, management may look at a prospect's unaudited balance sheet. Once a prospect is selected for an in-depth review, management will review the prospect's audited financial statements. Nevertheless, management anticipates this evaluation will provide a broad overview of the business of the target company and should allow a large percentage of preliminary prospects to be eliminated from further consideration.

          Assuming management is able to complete the preliminary evaluation process and select a limited number of companies for further study, of which there can be no assurance, the Company may enter into preliminary negotiations with target company management in order to obtain detailed financial and operational information. Following the Company's receipt of such information, management will conduct an in-depth analysis of five major areas of concern with respect to the target company as follows:


          1.   Managerial and Financial Stability.
               ----------------------------------
               Management of the Company will review audited financial statements of the target company, to the extent available, and will also research the background of each director and member of management of the target company in order to discern whether the stability of the Company is such that further negotiations are warranted.


          2.   Industry Status.
               ---------------
               Management will research the potential of the target company's industry. The concern here is whether the industry is in a growth, stagnant or declining stage.


          3.   Production of Product.
               ---------------------
               If the target company is a manufacturer, management will review whether it has the necessary resources or access to the necessary resources and supplies to produce a quality product in a timely manner.


          4.   Acceptance and Potential of Product.
               -----------------------------------
               Management will review the acceptance of the target company's product in the market place and assess the competition. Management will also review whether or not the product is realistic: is there potential for the product to be workable and to fulfill its intended purpose.

          5.   Development of Target Company.
               -----------------------------
               Management will review the target company's stage of development (examples: start-up stage, established company, etc.).


          The foregoing is an outline of the areas of concern which most often arise and merit careful scrutiny by management. Because of the possible varieties of target companies which may come to the attention of management, additional factors will most likely be considered in any given analysis.
Also, the procedures used in such a review are expected to vary depending upon the target company being analyzed. Management may select a target company for further negotiations even though the target may not receive a favorable evaluation as to some of the five areas of concern.

          Management expects to enter into further negotiations with target company management following successful conclusion of financial and evaluation studies. Negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shares in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. Assets of a merger or acquisition candidate would be valued at historical cost for transactional purposes. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders.

          The final stage of any merger or acquisition to be effected by the Company will require the Company to retain the services of its counsel and a qualified accounting firm in order to properly effect the merger or acquisition. The Company may be expected to incur significant legal fees and accounting costs during the final stages of a merger or acquisition. Also, if the merger or acquisition is successfully completed, management anticipates that certain costs will be incurred for public relations, such as the dissemination of information to the public, to the shareholders and to the financial community. If the Company is unable to complete the merger or acquisition for any reason, the Company's capital may be substantially depleted if legal fees and accounting costs have been incurred. Management intends to retain legal and accounting services only on an as-needed basis in the latter stages of a proposed merger or acquisition.


          Management anticipates that it may be necessary to raise additional funds within the next 12 months to meet expenditures required for operations. There are no current plans or commitments in this regard, and there can be no assurance that the Company will be able to raise the funds necessary to continue its limited operations.

          It is possible that acquisition targets are seeking a business combination with the Company as part of its efforts to raise additional capital. The Company does not intend to raise capital, either through the public or private sale of equity or debt securities to enable it to provide bridge capital to any potential acquisition candidate. Nor does the Company intend to borrow any funds or use any proceeds of any equity or debt offering to make payments to any of the Company's management, promoters, or their respective affiliates or associates.


          ROLE OF MANAGEMENT IN ACQUISITION PROCESS

          The consummation of any acquisition will likely result in a change in control of the Company, pursuant to which the officers, directors and principal shareholders of the acquired Company will be issued sufficient numbers of shares of Company's Common Stock to exercise voting control immediately following the acquisition. In addition, the transaction may involve the sale by the Company's current principal shareholders of all or a portion of their beneficial ownership of the Company's Common Stock to the control persons of the acquired company. Such sale would be upon terms privately negotiated between the principals of the acquired company and the principal shareholders of the Company. The Company shareholders will, in all likelihood, not be provided with information, including financial statements, of a business to be acquired or be afforded an opportunity to approve or consent to any stock buy-out transaction involving the principal shareholders of the Company. Moreover, the other shareholders of the Company will in all likelihood not be offered an opportunity to sell their shares of the Company's Common Stock on the same or similar terms and conditions. The Company has not adopted and does not plan to adopt in the future any policy which would restrict, limit or prohibit management or the Company's principal shareholders from negotiating a buy-out of their stock in connection with an acquisition transaction.

          The Company's management has informally adopted a policy that it will not seek a merger or acquisition with a company that is affiliated with any officer, director or principal shareholder of the Company. Rather, the Company will seek an acquisition through arms-length negotiations with non-affiliated third parties. Any potential acquisition may involve the activities of one or more consultants who may charge a finders fee in connection with the successful completion of a transaction. Such fees may be paid in either cash, securities or a combination of cash and securities and shall be subject to the approval of the Company's Board of Directors. The payment of such fees may become a factor in the negotiations surrounding any potential transaction. The Company does not intend to pay any finders' fees or other acquisition-related compensation to any of its officers, directors, promoters or their affiliates or associates.


          COMPETITION

          The Company will remain an insignificant participant among the firms which engage in mergers with and acquisitions of privately-financed entities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors. Also, the Company will be competing with numerous other small, blank check, public companies.


          EMPLOYEES

          The Company is a development stage company and currently has no employees. Management expects to use legal counsel, accountants and consultants as necessary, and does not anticipate that it will engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.


          REGULATION AND TAXATION

          The Company could be subject to regulation under the Investment Company Act of 1940 in the event the Company obtains and continues to hold a minority interest in a number of entities. Management's plan of operation is based upon the Company obtaining a controlling interest in any merger or acquisition target company and, accordingly, the Company may be required to discontinue any prospective merger or acquisition of any company in which a controlling interest will not be obtained.

          The Company could also be required to register under the Investment Company Act of 1940 in the event the Company comes within the definition of an Investment Company contained in that Act due to its assets consisting principally of shares held in a number of other companies. Management intends to seek at most one or two mergers or acquisitions, which transactions management believes will not result in the Company being deemed an "investment company" since its interests will be in majority or wholly owned subsidiaries which themselves will not be investment companies.

          Any securities which the Company acquires in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933 (the "1933 Act"). If the Company elected to resell such securities, such sale could not proceed unless a registration statement had been declared effective by the Securities and Exchange Commission or an exemption from registration was available. Section 4(1) of the 1933 Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale if various restrictions pertaining to such a sale are complied with. Although management's plan of operation does not contemplate resale of securities acquired, in the event such a sale were necessary, the Company would be required to comply with the provisions of the 1933 Act.

          As a condition to any merger or acquisition, it is possible that the target company management may request registration of the Company's Common Stock to be received by target company share holders. In such event, the Company could incur registration costs, and management intends to require the target company to bear most, if not all, of the cost of any such registration. If the Company does contribute toward the cost of such registration, its maximum contribution will be limited to the extent that the Company has assets available for such contribution. Alternatively, the Company may issue "restricted securities" to any prospective target company, which securities may be subsequently registered for sale or sold in accordance with Rule 144 of the Securities Act of 1933.

          The Company intends to structure a merger or acquisition in such a manner as to minimize federal and state tax consequences to the Company and any target company.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
          ---------------------------------------------------------

          The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this report.


LIQUIDITY AND CAPITAL RESOURCES: MARCH 31, 1997 COMPARED TO DECEMBER 31, 1997 (UNAUDITED)

          The Company has no current or fixed assets and no working capital. This is expected not to change until and unless the Company successfully completes a business combination, of which there can be no assurance.


          The Company's total liabilities increased by $9,642 during the nine months ended December 31, 1997, principally reflecting increases in accounts payable and loans from shareholders resulting from the Company's activities associated with the preparation of its audited financial statements and this Registration Statement. This resulted in a similar increase in the Company's stockholders' deficit. During the nine months, the Company issued an aggregate of 300,000 shares of Common Stock to various individuals in consideration of their services to the Company. The shares of Common Stock were valued at par, $.05 per share.


RESULTS OF OPERATION: YEARS ENDED MARCH 31, 1997 AND 1996, AND NINE MONTHS ENDED DECEMBER 31, 1997

          The Company had no operations during fiscal 1996, fiscal 1997 or the first three quarters of fiscal 1998 and, therefore, there were no operating revenues during either period. Expenses increased from $1,460 to $16,061 and $9,642 from the year ended March 31, 1996 to the year ended March 31, 1997 and the nine months ended December 31, 1997, respectively. These expenses reflect legal and accounting expenses incurred by the Company in connection with completing its audited financial statements in the preparation of this Registration Statement. As a result of the foregoing, the Company's net loss increased from ($1,194) for the year ended March 31, 1996 to ($20,271) for the year ended March 31, 1997 and ($9,642) for the nine months ended December 31, 1997.

          Absent a merger, acquisition or other business combination, there will be no business operations or substantial results therefrom. The Company will continue to incur expenses in its efforts to comply with its reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 as well as in connection with its efforts to identify and complete a merger or other business combination.

          Other than the foregoing, management knows of no trends or other demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, a material impact upon the income and expenses of the Company.


ITEM 3.   DESCRIPTION OF PROPERTY
          -----------------------

          The Company has no ownership interest in any real or personal property. The Company currently maintains its corporate offices at 370 17th Street, Suite 2350, Denver, Colorado 80203. This space is provided on a rent-free basis by the Company's principal shareholder, Ms. Carylyn Bell. The Company owns no equipment.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          --------------------------------------------------------------

          The following table sets forth, as of the date of this Registration Statement, the number of shares of the Company's Common Stock owned by (i) each person who owned of record, or was known to own beneficially, more than five percent (5%) of the Company's outstanding shares of Common Stock,
(ii) each of the Company's current directors and executive officers and (iii) all of the Company's current directors and executive officers as a group:


  Class   Name and Address           Amount and Nature      Percent
of Stock  of Beneficial Owner(3)  of Beneficial Ownership of Class(1)(2)
--------  -------------------     -----------------------  -------------

Common    David C. Walters                  39,334              3.1%
Stock,    255 Oakwood Drive
$.05      Lancaster, TX  25146
value

  "       William Maury Bell                41,533              3.2%
          370 17th Street
          Denver, CO  80203

          Cindy R. Hintgen                  33,333              2.6%
  "       370 17th Street
          Denver, CO  80203

  "       Carylyn K. Bell                  504,496             39.3%
          370 17th Street
          Denver, CO  80203

  "       Clifford L. Neuman                66,667              5.2%
          1507 Pine Street
          Boulder, CO 80302

  "       All Officers and Directors       114,200              8.9%
          as a Group (3 Persons)

--------------------------------------------------------------------------

<F1> Shares not outstanding but beneficially owned by virtue of the individuals' right to acquire them as of the date of this Registration Statement, or within sixty (60) days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent of the class owned by the group.

<F2> The Company has no current plans, understandings or arrangements to issue additional securities of the Company prior to completing an acquisition.

<F3> Each shareholder exercises the sole investment and voting power with respect to their shares.



ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
          ------------------------------------------------------------

          DIRECTORS AND EXECUTIVE OFFICERS

          The name, position with the Company, age of each director and officer and the period during which each director and/or officer has served are as follows:

                                           Director and/or Executive
Name and Position in the Company    Age          Officer Since
--------------------------------    ---          -------------
     David C. Walters,              52               1996
     President and Director

     William Maury Bell             31               1996
     Vice-President and Director

     Cindy R. Hintgen               33               1996
     Secretary/Treasurer and
       Director

--------------------------------------------------

          DAVID C. WALTERS, President. Mr. Walters has been Chairman of the Board and President since inception. Currently, Mr. Walters is a partnership with Pulling & Walters, L.L.P., Certified Public Accountants. From November 1985 until January 1986 he served as President and Director of Atlantic Express, Inc., a publicly held company formed as a "blind pool" for the purpose of acquiring and continuing a business opportunity. In January 1987, Atlantic Express, Inc. completed a business combination with NTR, Inc., a New York City based company engaged in the transportation business, at which time Mr. Walters resigned as an officer but continues to serve as a director. NTR, Inc. is not a reporting company. From August, 1982 to April, 1986, he was controller of Star CATV Investment Corp., a cable TV headquarters for 140 systems in Waxahachie, Texas. From 1980 to 1982, he served as Vice President and Treasurer of American/Chaparral, Inc., an oil and gas leasing and drilling company. He owned and operated Walters Rentals, a company which engaged in real estate management and residential loan origination and commercial loan brokering. He has served as Vice President and Treasurer of Security Bankshares, Inc., a bank holding company from 1975 to 1976; he was controller of First National Bank in Colorado Springs, Colorado, from 1972 to 1974 and auditor for Fidelity Services Corporation, a bank holding company, from 1967 to 1972. Mr. Walters graduated from Lamar University with a BBA degree in Accounting in 1967. He became a Certified Public Accountant in 1984.

          WILLIAM MAURY BELL, Vice President. Mr. Bell is Vice President of Huttner & Company, a Houston based management consulting firm. Prior to working with Huttner & Company, Mr. Bell worked in the Corporate Finance Consulting Department at Coopers & Lybrand, L.L.P.

          CINDY R. HINTGEN, Secretary. Ms. Hintgen has worked as an Executive Secretary for Industrial Services Technologies, Inc. for the last ten years. From 1984 until 1987 she worked as a Word Processor for an architectural design firm.

          There are no family relationships among Directors or Executive Officers and there exists no arrangements or understandings between any Director or Executive Officer or any other person pursuant to which any Director was elected as such. William Maury Bell, Vice-President and Director of the Company, is the son of Carolyn Bell, a principal shareholder of the Company. The present term of office of each Director will expire at the next regular annual meeting of shareholders. David Walters and Carylyn Bell would be deemed to be "promoters" of the Company within the meaning of Regulation C under the Securities Act. Their activities will be material to the operations of the Company. As a principal shareholder of the Company, Ms. Bell intends to exercise her voting rights to retain the current officers and directors of the Company. In addition, those officers and directors may seek her advice and consultation in connection with evaluating potential acquisition candidates. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of or will act at the discretion of any other person.

          During the fiscal year ending March 31, 1997, there was one meeting of Directors, attended by all members. There exists no standing committees of the Board of Directors, including an audit committee, compensation committee or nominating committee. None of the Company's Directors receive any compensation for their services as Directors; however, outside Directors are reimbursed their expenses associated with attendance at meetings or otherwise incurred in connection with the discharge of their duties as a Director.

          The Executive Officers of the Company are elected annually at the first meeting of the Company's Board of Directors held after each annual meeting of Shareholders. Each Executive Officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Company's By-Laws.


          None of the Company's officers and Directors will devote their full time to the Company's affairs. The Company's executive officers will individually devote less than five hours per month to the affairs of the Company until such time as an acquisition target is identified and the transaction requires additional time and attention. Such persons are affiliated with other business entities and enterprises, some of which may also be seeking an acquisition for similar purposes as the Company and thus be in direct competition with the Company. Such activities may result in such persons being exposed to conflicts of interest from time-to-time. The Company has adopted no other conflict of interest policy with respect to such transactions. However, the officers and Directors of the Company recognize their fiduciary obligation to treat the Company and its shareholders fairly in any such future activities.

          The Company's executive officers serve without compensation. There exists no agreement or arrangement or other understanding pursuant to which management will in the future receive compensation either in the form of cash or securities of the Company. Nevertheless, should management be required to devote increased attention to the affairs of the Company, the Company may reconsider the appropriateness of paying reasonable compensation for those services. Such compensation could be in the form of the issuance of additional securities, which could be undertaken by action of the Board of Directors without further shareholder approval.

          Current management of the Company does not intend to become involved with or otherwise promote other blank check entities. Nevertheless, such persons may become involved in merger or acquisition activities on behalf of companies with which they are affiliated. Such activities would be limited, however, to the particular areas of interest of the other affiliated entities and would in all likelihood not involve the same target entities which would be candidates for an acquisition with the Company.

          None of the Company's executive officers have prior experience with managing blank check companies. Ms. Carylyn Bell, a principal shareholder of the Company, was an officer and director of one blank check company, Magellan Company, which undertook an initial blank check public offering and consummated an acquisition transaction in approximately 1988.

          There are no material proceedings to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than five percent (5%) of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or securityholder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

          During the past five years, no director or officer of the Company has:

          (1) Filed or has had filed against him a petition under the federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a, court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an Executive Officer at or within two years before such filings;

          (2) Been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting his involvement in any type of business, securities or banking activities.

          (4) Been found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.


ITEM 6.   EXECUTIVE COMPENSATION
          ----------------------

          The Company did not pay compensation to any officers, Directors or employees during Fiscal 1996 or 1997. No Executive Officer of the Company is currently receiving a salary from the Company.

          There are no written employment agreements between the Company and any of its officers or Directors. The officers of the Company will dedicate sufficient time to fulfill their fiduciary obligations to the Company's affairs. The Company has no retirement, pension, profit sharing or insurance or medical reimbursement plans, or stock incentive of other option plans for its officers and Directors, and does not contemplate implementing any such plans at this time.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          ----------------------------------------------

          Corporate Stock Transfer, Inc. will act as Transfer Agent for the Common Stock of the Company. Carylyn K. Bell, a principal shareholder of the Company, is an officer, Director and shareholder of Corporate Stock Transfer, Inc. The Company has no outstanding obligation to Corporate Stock Transfer, Inc.


ITEM 8.   LEGAL PROCEEDINGS
          -----------------

          Neither the Company nor any of its management in their capacities as such is the subject of any pending material legal proceedings.


ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
          ------------------------------------------------------------------
          OTHER SHAREHOLDER MATTERS
          -------------------------

          MARKET PRICE

          As of the date of this Registration Statement, and for the two (2) preceding fiscal years, no public trading market for the Company's securities has existed.


          Neither the Company, nor anyone acting on its behalf has taken any affirmative steps to request or encourage any broker-dealer to act as a market
maker for the Company's securities.   To date, there have not been any
preliminary discussions or understandings between the Company and any market maker regarding the participation of such market maker in the future trading market, if any, for the Company's securities. While there can be no assurance, it is likely that activities calculated to develop market making activities in the Company's securities will occur only after an acquisition transaction has been completed, although no consultants have been retained to identify or engage market makers for that purpose.

          If a public market for the Company's securities does develop in the future prior to the completion of an acquisition or merger, the resale or secondary offer of the Company's securities may be subject to restrictions or prohibitions imposed by certain states under their respective blue sky regulations. Any shareholder residing in such a state may be unable to sell their shares until such time as a business combination is completed and the Company no longer considered a blank check entity.

          THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990.

          The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure, relating to the market for penny stocks, in connection with trades in any stock defined as a penny stock. The Commission recently adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or
(iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

          The Common Stock of the Company is subject to rules adopted by the Commission regulating broker-dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to penny stocks require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized list disclosure document prepared by the Commission. That disclosure document advises an investor that investments in penny stocks can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. It contains an explanation and disclosure of the bid and offer prices of the security, any retail charges added by the dealer to those prices ("markup" or "markdown"), and the amount of compensation or profit to be paid to or received by the salesperson in connection with the transaction. The disclosure contains further admonitions for the investor to exercise caution in connection with an investment in penny stocks, to independently investigate the security as well as the salesperson with whom the investor is working, and to understand the risky nature of an investment in the security. Further, the disclosure includes information regarding the market for penny stocks, explanations regarding the influence that market makers may have upon the market for penny stocks and the risk that one or two dealers may exercise domination over the market for such security and therefore control and set prices for the security not based upon competitive forces. The broker-dealer must also provide the customer with certain other information and must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that following the proposed transaction the broker provide the customer with monthly account statements containing market information about the prices of the securities. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Common Stock became subject to the penny stock rules, many brokers may be unwilling to engage in transactions in the Common Stock because of the added disclosure requirements, thereby making it more difficult for purchasers of Common Stock in this offering to dispose of their securities.


          DIVIDENDS

          No cash dividends were paid by the Company during the fiscal years ended March 31, 1996 and 1997. The Company's Board of Directors does not currently intend to pay any cash dividends.

          There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of the trading market in any of the Company's securities. Prior to the Company's consummation of a merger or acquisition transaction, it would be deemed a "blank check" company within the meaning of the Penny Stock Reform Act of 1990. Some states have adopted statutes, rules and regulations limiting or restricting sales of securities of "blank check" companies in their respective jurisdictions. As a result, should a public trading market for the Company's Common Stock develop in the future while it is still a "blank check" entity, shareholders who reside in states which limit or restrict resales of securities of "blank check" companies may be unable to effect sales of their shares. There currently exists no public trading market for the Company's Common Stock, and the Company has no agreements, arrangements or understandings with any broker-dealer to act as a market maker in the Company's Common Stock in the future. As a result, there can be no assurance that a public trading market in the Company's Common Stock will develop in the future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
          ---------------------------------------

          In February 1997, the Company issued an aggregate of 300,000 shares of Common Stock to five (5) persons in consideration of services to the Company valued at $15,000, or $.05 per share. Those persons consisted of the Company's three directors, Ms. Carylyn Bell, and Clifford Neuman, the Company's attorney. Each of the four persons qualified as an "accredited investor" within the meaning of the Act. The shares were acquired for investment purposes and were subject to appropriate transfer restrictions. The shares were not registered under the Act in reliance upon Section 4(2) thereof.



ITEM 11.  DESCRIPTION OF SECURITIES
          -------------------------

          The Company is authorized to issue up to 100,000,000 shares of $.05 par value Common Stock and up to 50,000,000 shares of $.10 par value Preferred Stock. As of the date of this Registration Statement, 1,284,116 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.


          COMMON STOCK.

          Each holder of Common Stock of the Company is entitled to one (1) vote for each share held of record. There is no right to cumulative votes for the election of directors. The shares of Common Stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro-rata, the assets of the Company which are legally available for distribution to shareholders. The issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable.


          PREFERRED STOCK.

          The Company is authorized to issue up to 50,000,000 shares of $.10 par value Preferred Stock. The preferred stock of the corporation can be issued in one or more series as may be determined from time to time by the Board of Directors without further stockholder approval. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. All series shall be alike except that there may be variation as to the following: (1) the rate of distribution, (2) the price at and the terms and conditions on which shares shall be redeemed, (3) the amount payable upon shares for distributions of any kind, (4) sinking fund provisions for the redemption of shares, (5) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and (6) voting rights except as limited by law.

          The Company currently does not have any plans to designate and issue any series of Preferred Stock. The Company could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to the assets of the Company upon liquidation, the right to receive dividend coupons before dividends would be declared to Common Stockholders, and the right to the redemption to such shares, together with a premium, prior to the redemption of Common Stock. Common Stockholders have no redemption rights.
In addition, the Board could issue large blocks of voting stock to fend against unwanted tender offers or hostile takeovers without further shareholder approval.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
          -----------------------------------------

          The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officers of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

          a.   Article VIII of the Company's Restated Articles of
Incorporation with Amendments provides as follows:

               The Corporation may and shall indemnify each director, officer and any employee or agent of the Corporation, his heirs, executors and administrators, against any and all expenses or liability reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party by reason of his being or having been a director, officer, employee or agent of the Corporation to the full extent required or permitted by the Colorado Corporation Code, as amended.

          b. Article XI of the Company's Restated Articles of Incorporation with Amendments provides as follows:

                             DIRECTORS' LIABILITY

               a. A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Colorado as the same exists or may hereafter be amended.

               b. Any repeal or modification of the foregoing paragraph A by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

          The By-Laws of the Company, as amended, provide for the indemnification of officers and Directors to the maximum extent allowable under Colorado law. Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


ITEM 13.  FINANCIAL STATEMENTS
          --------------------


ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
          ---------------------------------------------

          Effective June 12, 1996, the Board of Directors of the Company
decided to change the Company's independent accountant.   The independent
accountant who was previously engaged as the principal accountant to audit the Company's financial statements was Mitchell, Londer & Co., Certified Public Accountants. The report of Mitchell, Londer & Co. covering the Company's consolidated financial statements as of and for the period ended May 31, 1988 contained a going concern qualification. Other than the foregoing, none of the reports of Mitchell, Londer & Co.'s on the financial statements of the Company for periods reported on by Mitchell, Londer & Co., contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Nor have there been any disagreements between the Company and Mitchell, Lander & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

          The Company has retained the accounting firm of Schumacher and Associates, Inc. to serve as the Company's principal accountant to audit the Company's financial statements. This engagement was effective June 12, 1996. Prior to its engagement as the Company's principal independent accountant, Schumacher and Associates, Inc. had not been consulted by the Company either with respect to the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements or on any matter which was the subject of any prior disagreement between the Company and its previous certifying accountant.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS
          ---------------------------------

     FINANCIAL STATEMENTS
     --------------------

     The following financial statements are filed as part of this report:

     1.   Report of Independent Certified Public Accountant;

     2.   Balance Sheet as of March 31, 1997 and December 31, 1997 (unaudited;

     3. Statement of Operations for the years ended March 31, 1997 and 1996 and nine months ended December 31, 1997 (unaudited);

     4. Statement of Changes in Stockholders' Equity as of March 31, 1997 and December 31, 1997 (unaudited);

     5. Statement of Cash Flow for the years ended March 31, 1997 and 1996 and nine months ended December 31, 1997 (unaudited);

     6.   Notes to Financial Statements.

                         INDEX TO FINANCIAL STATEMENTS
                        VERSAILLES CAPITAL CORPORATION


                             FINANCIAL STATEMENTS

                                     with

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                            March 31, 1997 and 1996
                                      and
                          December 31, 1997 and 1996

Report of Independent Certified Public Accountants                         F-2

Financial Statements:

     Balance Sheets as of March 31, 1997 and
          December 31, 1997 (Unaudited)                                    F-3

     Statements of Operations for the Years
          Ended March 31, 1997 and 1996                                    F-4

     Statements of Operations for the Nine Months
          Ended December 31, 1997 and 1996 (Unaudited)                     F-5

     Statement of Changes in Stockholders'(Deficit)                        F-6

     Statements of Cash Flows for the Years
          Ended March 31, 1997 and 1996                                    F-7

     Statements of Cash Flows for the Nine
          Months Ended December 31, 1997 and 1996 (Unaudited)              F-8

     Notes to Financial Statements                                         F-9

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------

The Board of Directors
Versailles Capital Corporation
Denver, CO 80202

We have audited the accompanying balance sheet of Versailles Capital Corporation as of March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the two years ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Versailles Capital Corporation as of March 31, 1997, and the results of its operations, changes in its stockholders' equity and its cash flows for the two years ended March 31, 1997, in conformity with generally accepted accounting principles.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubts about its ability to continue as a going concern. The financial statements does not include any adjustments that might result from the outcome of this uncertainty.


                                   Schumacher & Associates, Inc.
                                   Certified Public Accountants
                                   12835 E. Arapahoe Road
                                   Tower II, Suite 110
                                   Englewood, Colorado  80112

April 23, 1997

                        VERSAILLES CAPITAL CORPORATION
                                BALANCE SHEETS

                                    March 31,    December 31,
                                      1997           1997
                                   -----------   -------------
                                                  (Unaudited)
ASSETS
------
Current Assets:                    $      --      $      --
  Total Current Assets                    --             --

                                   ----------     -----------
     TOTAL ASSETS                         --      $      --
                                   ==========     ===========


LIABILITIES AND STOCKHOLDERS' (DEFICIT)
---------------------------------------
Current Liabilities:
  Accounts payable                 $  10,194      $   4,375
  Advances from stockholders           2,000           7,461
                                   ----------     -----------
     Total Current Liabilities        12,194         21,836
                                   ----------     -----------

       TOTAL LIABILITIES              12,194         21,836
                                   ----------     -----------

Commitments and Contingencies
  (Note 2)                                --             --

Stockholders' (Deficit):
  Preferred Stock $.10 par value
       50,000,000 shares authorized
       none issued and outstanding        --             --
  Common Stock $.05 par value
       100,000,000 shares authorized
       1,284,116 shares issued and
       outstanding                    64,206         64,206
  Additional paid-in capital         447,691        447,691
  Accumulated (deficit)             (524,091)      (533,733)
                                   ----------     -----------

TOTAL STOCKHOLDERS' (DEFICIT)        (12,194)       (21,836)
                                   ----------     -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS' (DEFICIT)          $      --      $      --
                                   ----------     -----------


The accompanying notes are an integral part of the financial statements.

                        VERSAILLES CAPITAL CORPORATION
                           STATEMENTS OF OPERATIONS

                                           Years Ended
                                            March 31,
                                   --------------------------
                                      1997           1996
                                   ----------     -----------
Revenue                            $      --      $      --
                                   ----------     -----------

Expenses:
  Accounting                           4,210            494
  Other                               16,061          1,460
                                   ----------     -----------
                                      20,271          1,954
                                   ----------     -----------

Net (Loss)                         $ (20,271)     $   1,954)
                                   ==========     ===========

(Loss) Per Share                   $    (.02)     $     nil
                                   ==========     ===========

Weighted Average Shares
  Outstanding                      1,034,118        984,118
                                   ==========     ===========



The accompanying notes are an integral part of the financial statements.

                        VERSAILLES CAPITAL CORPORATION
                           STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                       Nine Months Ended
                                         December 31,
                                   --------------------------
                                      1997           1996
                                   ----------     -----------
Revenue                            $      --      $      --
                                   ----------     -----------
Expenses:
  Accounting                           3,170          3,200
  Other                                6,472         12,045
                                   ----------     -----------
                                       9,642         15,245
                                   ----------     -----------

Net (Loss)                         $  (9,642)     $ (15,245)
                                   ==========     ===========

(Loss) Per Share                   $    (.01)     $    (.01)
                                   ==========     ===========

Weighted Average Shares
  Outstanding                      1,284,116      1,034,118
                                   ==========     ===========

</Table)


The accompanying notes are an integral part of the financial statements.


                                                     VERSAILLES CAPITAL CORPORATION
                                             STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT)
                                             From March 31, 1995 through December 31, 1997

                                       Preferred Stock           Common Stock        Additional         Accumulated
                                   ----------------------   ----------------------      Paid     -----------------------
                                   No./Shares    Amount     No./Shares    Amount     in Capital    Deficit       Total
                                   ----------  ----------   ----------  ----------   ----------  ----------   ----------
Balance at March 31, 1995                 --   $      --      984,118   $  49,206    $ 447,691   $(501,866)   $  (4,969)

Net loss - year for the
year ended  March 31, 1996                --          --           --          --           --      (1,954)      (1,954)
                                   ----------  ----------   ----------  ----------   ----------  ----------   ----------

Balance at March 31, 1996                 --          --      984,118      49,206      447,691    (503,820)      (6,923)

Common Stock issued for services          --          --      299,998      15,000           --          --       15,000

Net loss for the year ended
  March 31, 1997                          --          --           --          --           --     (20,271)     (20,271)
                                   ----------  ----------   ----------  ----------   ----------  ----------   ----------

Balance at March 31, 1997                 --          --    1,284,116      64,206      447,691    (524,091)     (12,194)

Net loss for the nine months
  ended December 31, 1997
  (Unaudited)                             --          --           --          --           --      (9,642)      (9,642)
                                   ----------  ----------   ----------  ----------   ----------  ----------   ----------

Balance at December 31, 1997
  (Unaudited)                             --   $      --    1,284,116   $  64,206    $ 447,691   $(553,773)   $ (21,836)
                                   ==========  ==========   ==========  ==========   ==========  ==========   ==========

The accompanying notes are an integral part of the financial statements.

                        VERSAILLES CAPITAL CORPORATION
                           STATEMENTS OF CASH FLOWS

                                     Years Ended March 31,
                                   -------------------------
                                      1997           1996
                                   ----------     ----------
Cash Flows Operating Activities:
  Net loss                         $ (20,271)     $  (1,954)
  Increase (decrease) in
     accounts payable                  5,271            (46)
  Common Stock issued for
     services                         15,000             --
                                   ----------     -----------
Net Cash (Used in) Operating
   Activities                             --         (2,000)
                                   ----------     -----------

Cash Flows from Investing
  Activities                              --             --
                                   ----------     -----------

Cash Flows from Financing
  Activities -
  Advances from stockholders              --          2,000
                                   ----------     -----------

  Net Cash Provided by Financing
   Activities                             --          2,000
                                   ----------     -----------

(Decrease) in Cash                        --             --

Cash, Beginning of Year                   --             --
                                   ----------     -----------

Cash, End of Year                  $      --      $      --
                                   ==========     ===========

Interest Paid                      $      --      $      --
                                   ==========     ===========

Income Taxes Paid                  $      --      $      --
                                   ==========     ===========

The accompanying notes are an integral part of the financial statements.

                        VERSAILLES CAPITAL CORPORATION
                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                       Nine Months Ended
                                         December 31,
                                   -------------------------
                                      1997           1996
                                   ----------     ----------
Cash Flows Operating Activities:
  Net loss                         $  (9,642)     $ (15,245)
  Increase (decrease) in
     accounts payable                  4,181         15,245
                                   ----------     -----------
  Net Cash (Used in) Operating
     Activities                       (5,461)            --
                                   ----------     -----------

Cash Flows from Investing
  Activities                              --             --
                                   ----------     -----------

Cash Flows from Financing
  Activities -
  Advances from stockholders           5,461             --
                                   ----------     -----------

  Net Cash Provided by
     Financing Activities              5,461             --
                                   ----------     -----------

(Decrease) in Cash                        --             --

Cash, Beginning of Year                   --             --
                                   ----------     -----------

Cash, End of Year                  $      --      $      --
                                   ==========     ===========

Interest Paid                      $      --      $      --
                                   ==========     ===========

Income Taxes Paid                  $      --      $      --
                                   ==========     ===========

The accompanying notes are an integral part of the financial statements

                        VERSAILLES CAPITAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

                            March 31, 1997 and 1996
                                      and
                    December 31, 1997 and 1996 (Unaudited)

(1)  Summary of Accounting Policies
     This summary of significant accounting policies of Versailles Capital Corporation (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     (a)  Organization and Principles of Consolidation
          --------------------------------------------
          Versailles Capital Corporation (Company) was incorporated under the laws of Colorado on December 31, 1986. The Company is an inactive entity other than it is looking for a business combination candidate.

          The Company has selected the last day of March as its year end.

     (b)  Use of Estimates in the Preparation of Financial Statements
          -----------------------------------------------------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Unaudited Financial Statements
          ------------------------------
          The December 31, 1997 and 1996 financial statements included herein have been prepared without audit. The management of the Company believes that the unaudited financial statements contain all adjustments, including normal recurring adjustments, necessary to present fairly the financial position as of December 31, 1997, and the results of operations and cash flows for the periods ended December 31, 1997 and 1996.

(2)  Basis of Presentation - Going Concern
     -------------------------------------
     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained operating losses since its inception and has a net capital deficiency. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is attempting to raise additional capital, and is looking for a business combination candidate.

     In view of theses matters, continuing as a going concern is dependent upon the Company's ability to meet its financing requirements, raise additional capital, and the success of its future operations or completion of a successful business combination. Management believes that actions planned and presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

(3)  Income Taxes
     ------------
     As of December 31, 1997, there are no current or deferred income taxes payable. As of December 31, 1997, the Company has total deferred tax assets of approximately $107,000 due to operating loss carryovers and the depreciation timing differences described above. However, because of the uncertainty of potential realization of these tax assets, the Company has provided a valuation allowance for the entire $107,000. Thus, no tax assets have been recorded in the financial statements as of December 31, 1997.

     The Company has available at December 31, 1997, unused operating loss carryovers of approximately $534,000 which may be applied against future taxable income, expiring in various years through 2012. Change of control could reduce or eliminate the ability to utilize the net operation loss carryover.

(4)  Advances from Stockholders
     --------------------------
     As of December 31, 1997 stockholders had advanced $7,461 to the Company. The advances are uncollateralized, bear no interest and have no written repayment terms. Included in accounts payable as of March 31, 1997 and December 31, 1997 is $4,990 and $11,461, respectively, payable to a stock transfer agency owned by an officer/shareholder of the Company. Operating expenses during the years ended March 31, 1997 and 1996 included $1,061 and $1,460, respectively, of stock transfer fees charged by the related party. Operating expenses during the nine month periods ended December 31, 1997 and 1996 included $600 and $800, respectively, of stock transfer fees charged by the related party.

(5)  Stock Split
     -----------
     In November 1996, the Company effected a 1-for-500 reverse stock split changing the par value per share from $.0001 to $.05 per share. All references to number of shares have been retroactively restated to reflect this reverse stock split.

     EXHIBITS
     ---------
Exhibit No.    Title
----------     -----
    3.1        Amended and Restated Articles of Incorporation

    3.2        Amended and Restated By-Laws

*   16.0       Letter on change in certifying accountant.
-----------------
*   Filed herewith

                                 SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   VERSAILLES CAPITAL CORPORATION


Date:   February 25, 1998          By:  /s/ David C. Walters
     --------------------          ----------------------------------
                                        David C. Walters, President